EXHIBIT 99.2

VILLAGE SUPER MARKET, INC.
EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
Phone: (973) 467-2200
Fax: (973) 467-6582

To Our Shareholders:

Net income was $4,220,000 ($1.30 per diluted share) in the first quarter of fiscal 2007, an increase of 42% from the first quarter of the prior year. Net income increased primarily due to improved sales and gross profit percentages, partially offset by increased operating expenses.

Sales were $251,469,000 in the first quarter of fiscal 2007, an increase of 3.3% from the first quarter of the prior year. Same store sales also increased 3.3%. Improved sales in the recently remodeled Springfield and Bernardsville stores and the Somers Point replacement store contributed to the sales increase. These improvements were partially offset by reduced sales in one store due to a competitive store opening. An additional competitive store opening occurred in early November and is expected to impact the second fiscal quarter.

Gross profit as a percentage of sales increased to 26.8% in the first quarter of fiscal 2007 compared to 26.0% in the first quarter of the prior year. As a percentage of sales, gross profit increased primarily due to higher gross margins in most departments (.36%), lower promotional spending (.27%) and improved product mix (.11%).

Operating and administrative expense as a percentage of sales increased to 22.7% in the first quarter of fiscal 2007 compared to 22.6% in the first quarter of the prior year. As a percentage of sales, operating and administrative expense increased primarily due to increased repair and maintenance (.10%) and utility costs (.07%). These increases were partially offset by lower payroll costs (.11%).

On December 8, 2006, the Board of Directors declared a 14% increase in the quarterly cash dividend. The increased quarterly dividend of $.32 per Class A common share and $.208 per Class B common share will be payable January 25, 2007 to shareholders of record on December 28, 2006.

Respectfully,

Perry Sumas	James Sumas
President	Chairman of the Board

December 8, 2006

All statements, other than statements of historical fact, included in this report are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of  the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; results of ongoing litigation; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)
(Unaudited)

	13 Wks. Ended October 28, 2006	13 Wks. Ended October 29, 2005

Sales	$251,469	$243,445

Cost of sales	184,091	180,036

Gross profit	67,378	63,409

Operating and administrative expense	57,181	55,090

Depreciation and amortization	2,987	2,802

Operating income	7,210	5,517

Interest expense	715	813

Interest income	(769)	(386)

Income before income taxes	7,264	5,090

Income taxes	3,044	2,122

Net income	$4,220	$2,968

Net income per share:
Basic	$1.32	$.93
Diluted	$1.30	$.92

Gross profit as a % of sales	26.8%	26.0%

Operating and administrative expense as a % of sales	22.7%	22.6%